FORM 3
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEIFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

   	Stephen J. Roy
   	425 Corporate Circle
   	Golden, CO  80401

2.  Date of Event Requiring Statement (Month/Day/Year)

    April 26, 2000

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4. 	Issuer Name and Ticker or Trading Symbol

   	Unique Mobility, Inc.  (UQM)

5.	 Relationship of Reporting Person to Issuer

   	Director

6.  If Amendment, Date of Original (Month/Day/Year)

    N/A

7.  Individual or Joint/Group Filing (Check applicable line)

    Form filed by One Reporting Person

TABLE I-Non-Derivative Securities Beneficially Owned

1. 	Title of Security (Instr. 4)

   	Line 1 - Common Stock

2. 	Amount of Securities Beneficially Owned (Inst. 4)

   	Line 1 - 2,000 Shares

3.  Ownership Form:  Direct (D) or Indirect (I)    (Instr. 5)

   	Line 1 - Direct

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

    Line 1- N/A

TABLE II-Derivative Securities Beneficially Owned (e.g., Puts, Calls,
         Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 4)

   	Line 1 - Call Option
   	Line 2 - Call Option
   	Line 3 - Call Option

2.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:April 27, 2001 	Expiration Date:April 26, 2010
    Line 2 - Date Exercisable:April 27, 2002 Expiration Date:April 26, 2010 Line 3 - Date Exercisable:April 27, 2003 Expiration Date:April 26, 2010

3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)

    Line 1 - Title:  Common Stock			Amount or Number of Shares:  326 shares
   	Line 2 - Title:  Common Stock			Amount or Number of Shares:  326 shares
   	Line 3 - Title:  Common Stock			Amount or Number of Shares:  325 shares

4.  Conversion or Exercise Price of Derivative Security

    Line 1 - $7.63 per share
   	Line 2 - $7.63 per share
   	Line 3 - $7.63 per share

5.  Ownership Form of Derivative Security Direct (D) or Indirect (I)  (Instr. 5)

    Line 1 - Direct
   	Line 2 - Direct
   	Line 3 - Direct

6. 	Nature of Indirect Beneficial Ownership  (Instr. 5)

   	N/A

Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/ Stephen J. Roy		                                       		May 8, 2000
**Signature of Reporting Person                                  Date